EXHIBIT 23.2

Consent of Independent Auditors

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related prospectus of The Charles Schwab Corporation for the registration of its debt securities, preferred stock, depositary shares, common stock, purchase contracts, warrants, and units, and to the incorporation by reference therein of our report dated December 4, 2020, with respect to the consolidated financial statements of TD Ameritrade Holding Corporation for the year ended September 30, 2020, appearing as an exhibit to the Current Report on Form 8-K/A of The Charles Schwab Corporation filed with the Securities and Exchange Commission on December 4, 2020.

/s/ Ernst & Young LLP

New York, New York
December 4, 2020